April 07, 2021	510 Burrard St, 3rd Floor
Vancouver BC, V6C 3B9
www.computershare.com
To: All Canadian Securities Regulatory Authorities
New York Stock Exchange

Subject: METALLA ROYALTY & STREAMING LTD.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :		Annual General Meeting
Record Date for Notice of Meeting :		May 04, 2021
Record Date for Voting (if applicable) :		May 04, 2021
Beneficial Ownership Determination Date :		May 04, 2021
Meeting Date :		June 23, 2021
Meeting Location (if available) :		Virtual Meeting
Issuer sending proxy related materials directly to NOBO:		Yes
Issuer paying for delivery to OBO:		No

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders		Yes
Beneficial Holders Stratification Criteria:		Not Applicable
NAA for Registered Holders		Yes
Registered Holders Stratification Criteria:		Not Applicable

Voting Security Details:
Description	CUSIP Number		ISIN
COMMON CLASS	59124U605		CA59124U6051

Sincerely,

Computershare

Agent for METALLA ROYALTY & STREAMING LTD.